NEWS RELEASE

Keith Denner Extends Current Technology’s Chairman and CEO Options

VANCOUVER, British Columbia, April 10, 2008  - On July 6, 2006, Current Technology Corporation (the “Company”) announced that Keith Denner had granted to the Chairman and to the Chief Executive Officer, for nominal consideration, options (“Options”) to purchase common shares in the capital of the Company, from his personal holdings, under the following terms and conditions:

i)

total number of shares under option - 3,000,000;

ii)

exercise price - $0.38 (all funds USD) per share;

iii)

vesting - fifty percent of the options to vest if the Company’s shares close at $0.78 or higher, and the remaining fifty percent to vest if they close at $1.14 or higher;

iv)

term - the option to expire on July 5, 2008;

v)

Mr. Denner to have the right to donate all or a portion of the 3,000,000 shares to a charity or charities, subject to the terms of the option agreements; and

vi)

Robert Kramer must be an officer of the Company at the

time of exercise of the option.

The Company’s Board of Directors has reviewed the terms of the options and confirmed they are fair to the Company and that no consideration was provided by the Company to Mr. Denner to induce him to grant the options.

“I have been and remain a long-term supporter of the Company,” stated Mr. Denner.  “I believe it is in the shareholders’ best interests to incentivize the Chairman and CEO of the Company and I am pleased to do my part by offering a portion of my personal holdings to that end.  I am very supportive of the Company’s recent acquisition of a controlling interest in Celevoke, Inc. and feel it appropriate to extend the term of my option to Mr. Kramer for another year to July 5, 2009.”

Mr. Denner owns 16,619,266 common shares (representing approximately 12.83% of the issued and outstanding shares of the Company) and warrants to purchase an additional 27,548,933 common shares.  In addition, Mr. Denner holds a convertible promissory note in the principal amount of $1,166,156 issued by the Company. In the aggregate, after giving effect to the exercise of Mr. Denner’s warrants and the conversion of the convertible promissory note (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own 33.09% of the  outstanding shares of the Company.  This percentage will be reduced proportionately if other holders exercised their existing options and warrants previously issued by the Company.

Prior to the grant of the Options, Robert Kramer directly held 1,854,337 common shares in the capital of the Company, warrants to purchase an additional 4,250,000 common shares and 7,000,000 options previously granted by the Company.  Indirectly through companies 100% controlled by Mr. Kramer, he holds an additional 2,392,666 common shares in the capital of the Company.  In the aggregate, after giving effect to the exercise of all previously issued options and warrants held by Mr. Kramer, but prior to the exercise of the Options, he would beneficially own or control 15,497,003 common shares in the capital of the Company, representing 11.01% of the issued and outstanding common shares in the capital of the Company.  After giving effect to the exercise of the Options, Mr. Kramer would beneficially own or control 18,497,003 common shares in the capital of the Company, representing 12.87% of the issued and outstanding common shares in the capital of the Company. All of the foregoing numbers are effective as of April 10, 2008.

The Options were acquired in a private transaction for investment purposes only and Mr. Kramer does not have any present intention to further increase his beneficial ownership of, or control or direction over, additional common shares in the capital of the Company.  Mr. Kramer may in the future take such actions in respect of his holdings that he deems appropriate in light of the circumstances then existing, including the purchase of additional common shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions.

For further information, please contact:

Robert Kramer

Current Technology Corporation
1430-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Telephone: 604.684.2727
Facsimile: 604.684.0526